CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

September 6, 2005

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated June 30, 2005, please be advised as follows:

General

1. Amendment No. 1 has been refiled under the correct File No. 333-122666.

2. The sales are being made pursuant to Reg. 415(a)(1)(i) of the Securities Act of 1933. There is no rule that requires the sale to be at a fixed price after an existing trading market develops. Reg. 415(a)(4) is not applicable the selling shareholders. It is only applicable to "registrants." A "registrant" is an issuer of securities. See Reg. 100(a)(4) of the Securities Act of 1933. An "issuer" is a person who "issues" a security. Selling shareholders selling shares are not "issuing securities." See section 2(4) of the Act.

Securities and Exchange Commission
RE: LDG, Inc.
Form SB-2
No. 333-12266
September 6, 2005

Risk Factors

3. LDG is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies."

LDG has a specific plan and purpose. Its business purpose is to be a provider of graphic design services to a customer base which consists primarily of corporate clients. Further, LDG has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies. Its plan, again, is to engage in the business of maintaining existing customers and locating new customers either directly or through an affiliated or independent advertising company relationship and to sell these companies graphic design services.

As a matter of law, LDG is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

4. Our officers and directors intend to remain with the Company. They have no intention of leaving the Company. We do not understand how their intention to remain with the Company is a risk.

5. Perhaps you could enlighten us to the risk. We do not see a risk. How could investors be damaged if all of the shares are registered for sale.

Determination of the Offering Price

6. Again, we are not aware of a regulation that requires selling shareholders to continue to offer their shares at a fixed price after a market develops. Sales are being made pursuant to Reg. 415(a)(1)(i) of the Securities Act of 1933. Reg. 415(a)(4) is not applicable since the sale are being made by persons other than the registrant.

Government Regulation

7. LDG is not an advertising agency. It is in the graphic design business. The disclosure regarding regulation of advertising agencies was erroneously included and has been removed. The registration statement has been revised to remove reference to LDG as supplying advertising to customers.

Securities and Exchange Commission
RE: LDG, Inc.
Form SB-2
No. 333-12266
September 6, 2005

Management's Discussion and Analysis or Plan of Operation

8. The information requested has been provided.

9. There will not be any additional relinquishment of Sambrick Communication's common stock in payment of operating receivables. This statement was made in error on prior registrations statements. Receivables will be paid for in cash except for the $570 monthly sub rental charge. The specific methods of settlement have been added to the Liquidity section for 2003, 2004 and the first half of 2005. The practice of settling receivables for rent improves liquidity while the one time settlement in 2003 where ownership change resulted in both a reduction in both accounts receivables and accrued earnings was a non-cash transaction to LDG so it had no effect on liquidity.

Selling Stockholders

10. The table has been revised.

Financial Statements

Responses to Accounting Comments

11. LDG, Inc management understands their responsibility as to representation and liability for all information, including financial statements and analysis, that is included in any document filed with the Commission. Hansen, Barnett & Maxwell are independent auditors engaged by LDG, Inc to audit their financial statements. In order to ensure that any response by LDG, Inc relating to the audit was consistent with the performed audit, LDG, Inc forwarded their proposed responses to Hansen, Barnett, and Maxwell for their agreement as to correctness and accuracy. Hansen, Barnett, and Maxwell performed the requested review and input their suggestions. Through a misunderstanding on the part of LDG, Inc, this response was included in the response package to the commission on Hansen, Barnett, and Maxwell letterhead. As with Hansen, Barnett, and Maxwell review and comments on this submission, their input should have been reviewed and integrated into the LDG, Inc response as appropriate.

Note 3 - Related Party Transactions

12. The related party transactions in Note 3 were revised to more accurately describe the ownership transactions before incorporating LDG, Inc. and the transactions are reflected on the statement of stockholders' equity.

Securities and Exchange Commission
RE: LDG, Inc.
Form SB-2
No. 333-12266
September 6, 2005

General

13. The financial statements have been updated.

Recent Sales of Unregistered Securities

14. The facts and circumstances relied upon to make the exemption available was provided in the last amendment. If this is not adequate, please advise me of the specific additional information you seek.

Exhibits

Legality Opinion

15. The legality opinion has been revised.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb